UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                         Old Dominion Freight Line, Inc.
                                (Name of Issuer)

                          Common Stock ($.10 par value)
                         (Title of Class of Securities)

                                    679580100
                                 (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  Susan C. Terry, Custodian


 2.      CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X


3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           15,596  (See Item 4)

         6.                SHARED VOTING POWER

                           -0-  (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           15,596  (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           -0-  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  15,596

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  0.2 %

12.      TYPE OF REPORTING PERSON

                  IN (See Item 4)

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  Susan C. Terry Revocable Trust


2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           335,480  (See Item 4)

         6.                SHARED VOTING POWER

                           -0-  (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           335,480  (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           -0-  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  335,480

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  4.0%

12.      TYPE OF REPORTING PERSON

                  OO (See Item 4)

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  John R. Congdon Trust for Hunter Andrew Terry


2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X


3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           30,539  (See Item 4)

         6.                SHARED VOTING POWER

                           -0-  (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           30,539  (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           -0-  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  30,539

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  0.4 %

12.      TYPE OF REPORTING PERSON

                  OO (See Item 4)

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  John R. Congdon Trust for Nathaniel Everett Terry


2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X


3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           24,390  (See Item 4)

         6.                SHARED VOTING POWER

                           -0-  (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           24,390  (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           -0-  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  24,390

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  0.3 %

12.      TYPE OF REPORTING PERSON

                  OO (See Item 4)

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  John R. Congdon Trust for Kathryn Lawson Terry


2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           21,092  (See Item 4)

         6.                SHARED VOTING POWER

                           -0-  (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           21,092  (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           -0-  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,092

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  0.3 %

12.      TYPE OF REPORTING PERSON

                  OO (See Item 4)

Item 1.
(a)      Name of Issuer:

         Old Dominion Freight Line, Inc.


(b)      Address of Issuer's Principal Executive Offices:

         1730 Westchester Drive
         High Point, NC 27262


Item 2.
(a)      Names of Persons Filing:

         (i)      Susan C. Terry, Custodian
         (ii)     Susan C. Terry Revocable Trust
         (iii)    John R. Congdon Trust for Hunter Andrew Terry
         (iv)     John R. Congdon Trust for Nathaniel Everett Terry
         (v)      John R. Congdon Trust for Kathryn Lawson Terry

(b)      Address of Principal Business Office:

         As to (i) through (v):     10801 North Bank Road
                                    Richmond, VA 23233

(c)      Place of Organization or Citizenship:

         (i)               USA
         (ii) - (v)        Virginia


(d)      Title of Class of Securities:

         Common Stock ($.10 par value)

(e)      CUSIP Number:

         679580100

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a...

         Not Applicable.  This is a joint filing by the persons identified in
         Item 2, above, pursuant to Rule 13d-1(c) and Rule 13d-1(f) but not a group filing.


Item 4.  Ownership

         The securities reported herein are beneficially owned by Susan C. Terry, as Custodian for her children, Susan C. Terry Revocable Trust, John R. Congdon Trust for Hunter Andrew Terry, John R. Congdon Trust for Nathaniel Everett Terry and John R. Congdon Trust for Kathryn Lawson Terry. The total securities reported is 427,097 shares of the Issuer's Common Stock, which constitutes 5.1% of such shares as of December 31, 1991.

         As of December 31, 1991, Susan C. Terry, as Custodian for her children, owns directly 15,596 shares (0.2%) of the Issuer's Common Stock.

         As of December 31, 1991, Susan C. Terry Revocable Trust owns directly 335,480 shares (4.0%) of the Issuer's Common Stock. Susan C. Terry, as Trustee, has sole voting and sole dispositive power over those shares.

         As of December 31, 1991, John R. Congdon Trust for Hunter Andrew Terry owns directly 30,539 shares (0.4%) of the Issuer's Common Stock. Susan
         C. Terry, as Trustee, has sole voting and sole dispositive power over those shares.

         As of December 31, 1991, John R. Congdon Trust for Nathaniel Everett Terry owns directly 24,390 shares (0.3%) of the Issuer's Common Stock. Susan C. Terry, as Trustee, has sole voting and sole dispositive power over those shares.

         As of December 31, 1991, John R. Congdon Trust for Kathryn Lawson Terry owns directly 21,092 shares (0.3%) of the Issuer's Common Stock. Susan
         C. Terry, as Trustee, has sole voting and sole dispositive power over those shares.

         (a)      Amount Beneficially Owned:

                  (i)               15,596
                  (ii)              335,480
                  (iii)             30,539
                  (iv)              24,390
                  (v)               21,092

         (b)      Percent of Class

                  (i)               0.2%
                  (ii)              4.0%
                  (iii)             0.4%
                  (iv)              0.3%
                  (v)               0.3%

         (c) Number of Shares as to which such person has:

               (i)   Sole power to vote or to direct the vote

                     (i)                    15,596
                     (ii)                   335,480
                     (iii)                  30,539
                     (iv)                   24,390
                     (v)                    21,092

               (ii) Shared power to vote or to direct the vote

                     (i) through (v)        -0-

               (iii) Sole power to dispose or to direct the disposition of

                     (i)                  15,596
                     (ii)                 335,480
                     (iii)                30,539
                     (iv)                 24,390
                     (v)                  21,092

               (iv) Shared power to dispose or to direct the disposition of

                     (i) through (v)      -0-

Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          See information in Item 4, above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          See Item 3 and Item 4, above.

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

          After reasonable inquiry and to the best of our knowledge and belief we certify that the information set forth in this statement is true, complete and correct.

          December 1, 1998.

          SUSAN C. TERRY, Custodian

                Susan C. Terry
                -----------------------------
                Susan C. Terry, Custodian for
                Nathaniel Terry and
                Kathryn Lawson Terry


          SUSAN C. TERRY  REVOCABLE TRUST


          By:   Susan C. Terry
                -----------------------------
                Susan C. Terry, Trustee


          JOHN R. CONGDON TRUST FOR HUNTER ANDREW TERRY


          By:   Susan C. Terry
                -----------------------------
                Susan C. Terry, Trustee


          JOHN R. CONGDON TRUST FOR NATHANIEL EVERETT TERRY


          By:   Susan C. Terry
                -----------------------------
                Susan C. Terry, Trustee


          JOHN R. CONGDON TRUST FOR KATHRYN LAWSON TERRY


          By:   Susan C. Terry
                -----------------------------
                Susan C. Terry, Trustee

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (f) (1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on December 1, 1998.


SUSAN C. TERRY, Custodian


         Susan C. Terry
         -----------------------------
         Susan C. Terry, Custodian for
         Nathaniel Terry and
         Kathryn Lawson Terry


SUSAN C. TERRY  REVOCABLE TRUST


By:      Susan C. Terry
         -----------------------------
         Susan C. Terry, Trustee


JOHN R. CONGDON TRUST FOR HUNTER ANDREW TERRY


By:      Susan C. Terry
         -----------------------------
         Susan C. Terry, Trustee


JOHN R. CONGDON TRUST FOR NATHANIEL EVERETT TERRY


By:      Susan C. Terry
         -----------------------------
         Susan C. Terry, Trustee


JOHN R. CONGDON TRUST FOR KATHRYN LAWSON TERRY


By:      Susan C. Terry
         -----------------------------
         Susan C. Terry, Trustee